                     [LETTERHEAD FOR VISIBLE GENETICS INC.]
- --------------------------------------------------------------------------------

                              FOR IMMEDIATE RELEASE

CONTACTS:

Richard Daly (416) 813-3281            Bruno Maruzzo  (416) 813-3271
CEO, Visible Genetics Inc.             Investor Relations, Visible Genetics Inc.

           VISIBLE GENETICS REGISTRATION STATEMENT DECLARED EFFECTIVE

TORONTO, CANADA (JANUARY 28, 2002): On December 24, 2001, VISIBLE GENETICS INC. (VGI, NASDAQ: VGIN) reported that it had completed a private placement of common shares to US institutional investors for total proceeds of US $22.0 million. A condition of the transaction was that Visible Genetics would file a registration statement within forty five (45) days from December 24, 2001 with the United States Securities and Exchange Commission (SEC) registering those shares. The registration statement was filed on January 16, 2002 and was declared effective by the SEC on January 25, 2002.

On January 25, 2002, the Company filed a second selling shareholders registration statement with the SEC covering a total of 542,420 additional common shares. This includes 73,338 additional common shares which will become issuable upon future conversion of outstanding Series A Convertible Preferred Shares and 5,322 additional common shares which will become issuable upon exercise of certain outstanding warrants. These additional shares will become issuable because the Company issued common shares in the recently completed private placement at a purchase price ($8.34) lower than the original conversion price of the preferred stock ($11.00) and the original exercise price of the warrants ($12.60). The second registration statement also includes 463,760 additional common shares which represent a portion of the common shares which will accrue as dividends under the outstanding Series A Convertible Preferred Stock from July 15, 2003 until the end of the Series A term on July 15, 2008. During this period, dividends accrue at the rate of 4% per year. These shares are not being registered as a result of the private placement and will be issuable only as dividends accrue and if the holders convert their Series A Convertible Preferred Shares. A previous registration statement covered accrued dividends through July 14, 2003, plus the remaining portion of shares which will accrue as dividends through 2008.

Also, in order to streamline the Company's prospectus delivery and disclosure update requirements, the second registration statement includes a consolidated prospectus covering 5,059,015 common shares which were previously issued and registered by the Company under a number of different registration statements filed between November 1998 and June 2000. As permitted by Section 429 of the Securities Act, the Company has elected to combine these shares into one prospectus. The additional 5,059,015 shares included in this registration statement have previously been issued and do not represent newly issued shares.

The registration statement filed January 25, 2002, with the SEC has not yet become effective. The securities covered by this registration statement may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

ABOUT THE COMPANY
Visible Genetics Inc. is an international leader in the emerging field of pharmacogenomics, which uses genetic information in the identification and analysis of genes to improve patient care and reduce healthcare costs. VGI develops, manufactures and markets high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene system employs patented CLIP technology - a single-step, bi-directional sequencing method that significantly reduces the time and cost involved in identifying clinically relevant genetic information. Visible Genetics' TRUGENE(TM) HIV-1 Genotyping Test and OpenGene(TM) DNA Sequencing System were cleared for marketing in September 2001 by the U.S. Food and Drug Administration (FDA).

Visible Genetics has its corporate headquarters in Toronto, Canada; its main production facility in Atlanta, USA; its European headquarters in High Wycombe, UK, its research base in Cambridge, UK, operating companies in France, Spain, Italy, Germany, Portugal and Israel, and is represented in additional countries around the world. The company employs approximately 350 people worldwide.

The financial guidelines provided in this Press Release are forward looking statements within the meaning of the "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995. These guidelines are based on Visible Genetics' current expectations. A variety of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in these forward looking statements. The risks and uncertainties that may affect the operations, performance, development and results of Visible Genetics' include but are not limited to: uncertainty of acceptance of genotyping in general, and of our products, in particular in the clinical diagnostic market; desire of the FDA to take enforcement action to restrict the use of home brew genotyping tests to provide drug resistance reports and tests to physicians and other health care providers; refusal of insurance companies and other third party payors to reimburse us for our products; problems that we may face in bringing our hepatitis C genotyping kit to market; problems that we may face in manufacturing, marketing and distributing our products; delays which may occur in making our Atlanta manufacturing facility fully operational; problems we may face with future clinical trials; delays in obtaining approval by the FDA for changes made to FDA approved products; delays in obtaining or our inability to obtain FDA approval for certain of our future products; delays in obtaining or inability to obtain approval by certain foreign regulatory authorities for our products; problems in acquiring and protecting intellectual property important to our business through patents, licenses and other arrangements; our abilities to successfully defend claims that our products may infringe the intellectual property rights of others; problems with important suppliers and business partners; delays in developing new products and enhanced versions of existing products; and the timing of our future capital needs and/or inability to raise capital when needed; and other issues detailed from time to time in the Company's SEC filings, including its most recent annual report on Form 20-F. These forward looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward looking statements.

                                      ###

                                       2